[Boenning & Scattergood
Established 1914]

September 18, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trinity Capital Corporation Registration Statement on Form S-1 File No. 333-218952 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Trinity Capital Corporation in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:30 p.m., Eastern Time, on Friday, September 22, 2017, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Michael C. Voinovich
Name:	Michael C. Voinovich
Title:	Managing Director

cc:	David Lin

4 Tower Bridge ● 200 Barr Harbor Drive ● West Conshohocken ● PA 19428-2979
phone (610) 832-1212 ● fax (610) 832-5301 ● www.boenninginc.com ● Member FINRA/SIPC